Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614
Tel: (949) 486-3990
Fax: (949) 486-3995

August 8, 2008

Mr. David Humphrey
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:  Financial Media Group, Inc.
Form 10-KSB for the Year Ended August 31, 2007
File No. 000-32923

Dear Mr. Humphrey:

We are in receipt of your comment letter dated August 4, 2008 to Financial Media Group, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

Form 10-QSB filed for the Quarterly Period Ended May 31, 2008 and February 29, 2008

We note that your two most recent quarterly reports for the periods ending May 31, 2008 and February 29, 2008 were on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filings just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

We agree with your comments and will use the proper form type i.e. Form 10-Q for our future filings of our quarterly reports. We have reviewed the filing requirements of small business users and noted that we are in compliance of reporting all required material information that was reported on Form 10-QSB filed for the quarterly periods ended May 31, 2008 and February 29, 2008, respectively.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding our response, please contact myself or William Barnett, our securities counsel at the Law Offices of William Barnett at (818) 595-7717.

Sincerely,

/s/ Manu Ohri
Manu Ohri
Chief Financial Officer